

September 2, 2022

Robert Andersen
Chief Financial Officer
Xperi Inc.
2190 Gold Street
San Jose, CA 95002

> **Re: Xperi, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed August 26, 2022**
> **File No. 001-41486**

Dear Mr. Andersen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12B Filed on August 26, 2022

Exhibit 99.1

Management Discussion of Results of Operations of Xperi Product for the Three and Six Months ended June 30, 2022, page 81

1. We note your discussion of the changes in revenue in the three and six month period ended June 30, 2022. Where a change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if material. Please revise to quantify the impact of each material factor affecting revenue. Refer to Item 303(b) of Regulation S-K.

Description of Our Capital Stock, page 161

2.   Please provide disclosure of the exclusive forum provisions contained in your articles of incorporation. Also provide risk factor disclosure describing the risks or other impacts to shareholders. With respect to the exclusive federal forum for Securities Act claims, state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christine Dietz, Senior Staff Accountant, at (202) 551-3408 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Mike Ringler, Esq.